File № 82-4257



VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«05» april 2005
№ 1101/2061


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH, D.C.
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05007416

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Alterations in participation share of the members of the issuer's Supervisory Council, members of the issuer's collegial executive body and of the person holding a position (or performing functions) of the issuer's sole executive body (including general manager) in the issuer's share capital, as well as that in the share capital of the issuer's subsidiaries and related companies. Alterations in percentage of the issuer's (and their subsidiaries' or related companies') ordinary shares in possession of the above persons;
– Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares;
– Information about share issue;
– Data related to alteration in the portion of the issuer's participation in the authorized capital of another commercial institution having not less than 5% or the portion of ordinary shares of another joint-stock company having not less than 5%.

Sincerely,



Alexander V. Dolgopolov
Deputy Chairman of the Board


PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Message about material fact

«Information about share issue»



1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».

2. Location of the issuer: Russian Federation, Luchnikov per. 7/4 - 1, Moscow GSP-9, 101999.

3. Identification tax number of the issuer: 5000001042.

4. Unique code of the issuer: 1439.

5. Code of material fact: 0500143924032005

6. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.

7. Name of periodical edition used by the issuer for publishing messages about material facts: newspaper «Daily news. Moscow Region».

8.1. Category (type), series and other identification characteristics of securities:

Ordinary non-documentary registered shares (these shares are similar to the shares with individual state registration number: 10101439B).

8.2. The number of the placed securities and nominal value of each placed share: 1,999,941 (One million nine hundred ninety nine thousands nine hundred forty one) ordinary non-documentary registered shares with nominal value RUR 10 (Ten) each.

8.3. Method of placing shares: conversion of preference convertible non-documentary registered shares (state registration # 20101439B) with nominal value RUR 10 each belonging to shareholders according to the shortlist compiled on the basis of the data of the Bank shareholders' Register as of the date of conducting conversion.

8.4. Concession of the pre-emptive right to acquire securities for shareholders (participants) is not foreseen.

8.5. Share issue shall not be supported by registration of their prospectus.

8.6. Date of state registration of the share issue (additional issue), name of the registration body, state registration number of the share issue (additional issue): March 24th 2005, Central Bank of Russian Federation, individual state registration number (code): 10101439B(014D).

8.7. Term (deadline) of placing shares and order of its definition: within 30 days from the date of state registration of the share issue, but not later than 29.03.2005.

8.8. Price of placing shares or method of its definition: one preference convertible non-documentary registered share with nominal value RUR 10 is converted into one ordinary non-documentary registered share with nominal value RUR 10.

Deputy Chairman of Bank
Vozrozhdeniye (OAO) *(signature)* A.V.Dolgopolov

March 28th 2005

Data that can affect materially the value of the issuer's securities.

«Alterations in participation share of the members of the issuer's Supervisory Council, members of the issuer's collegial executive body and of the person holding a position (or performing functions) of the issuer's sole executive body (including general manager) in the issuer's share capital, as well as that in the share capital of the issuer's subsidiaries and related companies. Alterations in percentage of the issuer's (and their subsidiaries' or related companies') ordinary shares in possession of the above persons».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full name of the person: Dmitriy Ljvovich Orlov, Chairman of the Board.
7. Full corporate name and location of the institution in the share capital of which the portion of the above person has changed: Open Joint-stock company Bank «Vozrozhdeniye», Luchnikov lane, 7/4 –1, Moscow GSP-9, 10199, Russia.
8. The portion of the above person in the issuer's share capital before alteration: 32,82%, percentage of the ordinary shares: 37,79%.
9. The portion of the above person in the issuer's share capital after alteration: 37,51%, percentage of the ordinary shares: 40,92%.
10. Date when the issuer learned about the alteration in the portion of the above person in the issuer's share capital: 29.03.2005.

Deputy Chairman of
Bank Voarozhdeniye (OAO) *(signature)* A.V.Dologopolov
March 29, 2005

(stamp)

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution – the issuer's shareholder: Dmitriy Ljvovich Orlov
7. Portion of the issuer's ordinary shares being in possession of the above institution before alteration: 37,79%.
8. Portion of the issuer's ordinary shares being in possession of the above institution after alteration: 40,92%.
9. Data when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above institution: 29.03.2005

Deputy Chairman of
Bank Voarozhdeniye (OAO) *(signature)* A.V.Dologopolov
March 29, 2005

(stamp)

Data able to affect significantly the cost of the issuer's securities.

"Data related to alteration in the portion of the issuer's participation in the authorized capital of another commercial institution having not less than 5% or the portion of ordinary shares of another joint-stock company having not less than 5%."

1. Full corporate name of the issuer: Open Joint-stock company Bank "Vozrozhdeniye".
2. Location of the issuer: Luchnikov lane, 7/4 -1, Moscow GSP-9, 101999.
3. Identification Tax Number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. The Internet site address for publishing messages of the material facts: http://www.vbank.ru/akc/events.html
6. Full corporate name of the commercial institution, in the authorized capital of which the share of participation of Bank "Vozrozhdeniye" (OAO) has changed: Joint-Stock Company «Commercial House «Ostankino» («Commercial House «Ostankino»).
7. Location of the commercial institution, in the authorized capital of which the share of participation of Bank "Vozrozhdeniye" (OAO) has changed: ul. Obraztsova, 31, Moscow, 127018.
8. Share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the «Commercial House «Ostankino» before alteration: 6,7%.
9. Share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the «Commercial House «Ostankino» after alteration: 0%.
10. Date of alteration in the share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the «Commercial House «Ostankino»: 29.03.2005

Deputy Chairman of
Vozrozhdeniye Bank (OAO) /signature/ A.V.Dolgopolov
March 29, 2005
Stamp

Data able to affect significantly the cost of the issuer's securities.

"Data related to alteration in the portion of the issuer's participation in the authorized capital of another commercial institution having not less than 5% or the portion of ordinary shares of another joint-stock company having not less than 5%."

1. Full corporate name of the issuer: Open Joint-stock company Bank "Vozrozhdeniye".
2. Location of the issuer: Luchnikov lane, 7/4 -1, Moscow GSP-9, 101999.
3. Identification Tax Number of the issuer: 5000001042.
4. Unique code of the issuer: 1439.
5. The Internet site address for publishing messages of the material facts: http://www.vbank.ru/akc/events.html
6. Full corporate name of the commercial institution, in the authorized capital of which the share of participation of Bank "Vozrozhdeniye" (OAO) has changed: Closed Joint-stock company "Moscow Financial Futures Exchange" (abbreviation – ZAO MFFB).
7. Location of the commercial institution, in the authorized capital of which the share of participation of Bank "Vozrozhdeniye" (OAO) has changed: Board room, Ul. B.Spasskaya 6, 107139 Moscow.
8. Share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the ZAO MFFB before alteration: 10,0%.
9. Share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the ZAO MFFB after alteration: 0%.
10. Date of alteration in the share of participation of Bank "Vozrozhdeniye" (OAO) in the authorized capital of the ZAO MFFB: 29.03.2005

Deputy Chairman of
Vozrozhdeniye Bank (OAO) /signature/ A.V.Dolgopolov
March 29, 2005
Stamp